

May 1, 2009

<u>**Via Facsimile (212) 728-9267 and U.S. Mail**</u>
Michael Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> **Re:** **PHH Corporation, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed April 22, 2009**
> **by Pennant Capital Management, LLC, Pennant Spinnaker Fund LP,**
> **Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant**
> **Windward Fund, LP, Pennant Windward Fund, LP, Pennant Windward**
> **Fund, Ltd., Alan Fournier, Allan Z. Loren, and Gregory J. Parseghian**
> **File No. 1-07797**
>
> **Amendment No. 9 to Schedule 13/D filed by Alan Fournier and Pennant**
> **Capital Management LLC on March 9, 2009**
> **File No. 5-13543**

Dear Mr. Schwartz:

We have conducted a limited review of the filings listed above and have the following comments.

<u>General</u>

1.  We disagree that you have provided sufficient support in response to prior comment 2. The supporting materials highlight only one case study for Mr. Loren and do not provide support for the statement as it pertains to Mr. Parseghian.

2.  To the extent you choose to highlight the success your nominees have had at prior companies, revise to highlight the difficulties they have experienced as well. We note for example that there is insufficient disclosure regarding the problems with and performance of Freddie Mac under the stewardship of Mr. Parseghian, particularly in light of the facts

surrounding his removal from the board of Freddie Mac. Additionally, insufficient disclosure has been provided regarding the performance of other companies that Mr. Loren is or has been affiliated with, such as Foot Locker and Fair Issac Corporation. See Rule 14a-9. Please remove the statement regarding the "proven track record of creating stockholder value" or in the alternative, provide support for the statements you make.

3.      Please refer to response 3. Your reference to conversations between parties does not provide sufficient objective support for the conclusion that the earnings call was "reckless and damaging." Please revise or delete the statement.

4.      We note your response to prior comment 8. A substantial portion of the supporting documents are excerpts or descriptions of conversations or presentations made by the company. Please confirm your understanding that referring to another person's statements or reports does not insulate you from the requirement to comply with Rule 14a-9.

5.      We reissue portions of prior comment 8. We disagree that adequate support has been provided for conclusions you make regarding the inadequacy of the incentive compensation plans and the Board and management's failure to focus on the profitability of individual clients. Revise your disclosure accordingly.

6.      It is not apparent that you have provided support for the assertion that the current depressed market valuation reflects a dim view of the company's stewardship by the Board. The support you provide is based on the statement by Mr. Edwards that the run off value of the company is equivalent to tangible book value. From this statement, you conclude that the market's valuation reflects a dim view of the company's stewardship. The additional support you provide (i.e. the analyst's statement) also seems to support the analyst's views as opposed to the general market. Accordingly, please delete the statement or revise to provide adequate support.

7.      We partially reissue prior comment 13. Provide the support for the statements you include in the revised proxy which suggest a link between alleged communication failures of management and the company's depressed market valuation. Alternatively, remove the statements.

Schedule 13D/A

8.    Please provide information regarding the control persons of Pennant Capital and the relationship between Pennant Capital and Pennant GP. Specifically, tell us whether Pennant GP has beneficial ownership of shares held by each of the funds.  Refer to Rule 13d-3 (a).

9.    We note your response to prior comment 27.  Please reconcile the statement that Pennant GP "is the general partner of the four Funds…," with the subsequent statement that Pennant GP "is not related to either of the two offshore funds…"


Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.


                        Sincerely,

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions